EXHIBIT 12(a)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
($ in millions)	2014	2013	2012	2011	2010
Earnings including interest on deposits (1):
Income before income tax expense	$33,915	32,629	28,471	23,656	19,001
Less: Net income from noncontrolling interests	551	346	471	342	301
Income before income tax expense and after noncontrolling interests	33,364	32,283	28,000	23,314	18,700
Fixed charges	4,415	4,673	5,511	7,013	8,463
	$37,779	36,956	33,511	30,327	27,163

Fixed charges (1):
Interest expense	$4,025	4,289	5,161	6,649	8,039
Estimated interest component of net rental expense	390	384	350	364	424
	$4,415	4,673	5,511	7,013	8,463

Ratio of earnings to fixed charges (2)	8.56	7.91	6.08	4.32	3.21

Earnings excluding interest on deposits:
Income before income tax expense and after noncontrolling interests	$33,364	32,283	28,000	23,314	18,700
Fixed charges	3,319	3,336	3,784	4,738	5,631
	$36,683	35,619	31,784	28,052	24,331

Fixed charges:
Interest expense	$4,025	4,289	5,161	6,649	8,039
Less: Interest on deposits	1,096	1,337	1,727	2,275	2,832
Estimated interest component of net rental expense	390	384	350	364	424
	$3,319	3,336	3,784	4,738	5,631

Ratio of earnings to fixed charges (2)	11.05	10.68	8.40	5.92	4.32

(1)	As defined in Item 503(d) of Regulation S-K.

(2)
These computations are included herein in compliance with Securities and Exchange Commission regulations.  However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.